Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Yahoo! Inc. of our report dated September 30, 2010 relating to the financial statements of Yahoo Japan Corporation and Consolidated Subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to: 1) the differences between accounting principles generally accepted in Japan and accounting principles generally accepted in the United States of America; 2) change in the accounting treatment for traffic acquisition cost and commission paid to sales agents; and 3) translation of Japanese Yen amounts into U.S. dollars), appearing in the Amendment No. 1 to the Annual Report on Form 10-K of Yahoo! Inc. for the year ended December 31, 2009.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

December 2, 2010